U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     US DIAGNOSTIC INC.
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     Full Name of Registrant (Former Name if Applicable)

     777 S. FLAGLER DR., SUITE 1201 EAST
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     Address of Principal Executive Office (Street and Number)

     WEST PALM BEACH, FLORIDA 33401
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE
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The registrant is unable to file the subject report within the prescribed time period because the preparation of the financial statements to be included in the subject report, and the audit thereof, have not been completed. This extension is primarily due to the complexity of accounting for an expected pre-tax charge during the fourth quarter of approximately $90 million related primarily to the impairment of goodwill of certain imaging centers acquired during 1995 and 1996, and accounting for the tax consequences thereof.

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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


          WAYNE MOOR                       561                   832-0006
--------------------------------         -----------         ------------------
             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [X] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               US DIAGNOSTIC INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1998                      By: /s/ Joseph A. Paul
    --------------------------               ----------------------------------
                                         Name: JOSEPH A. PAUL
                                              ---------------------------------
                                         Title: CHIEF EXECUTIVE OFFICER
                                               --------------------------------

It is anticipated that the registrant's results of operations for the year ended December 31, 1997 will have changed significantly from its results of operations for the year ended December 31, 1996. Disclosure of such anticipated changes to the extent known at this time, have been made in a press release issued by the registrant on March 31, 1998, a copy of which is attached as an Annex. 1. See
Part III.
                                     ANNEX 1

US DIAGNOSTIC INC.

         INVESTOR CONTACT:
         Randy C. Sklar EVP
         Investor Relations
         (561) 833-1495 ext. 233
         website: www.usdl.com

                              For Immediate Release

                           US DIAGNOSTIC INC. REPORTS
                      THE SALE OF MEDICAL DIAGNOSTICS, INC.

West Palm Beach, FL, March 31, 1998 - US Diagnostic Inc. (NASDAQ:USDL) announced today that it has entered into a definitive agreement to sell certain non-core assets, specifically the Company's mobile subsidiary Medical Diagnostics, Inc. ("MDI") to Alliance Imaging Inc. for $35.6 million in cash, including assumption of debt. The agreement, which is subject to Hart-Scott-Rodino clearance is expected to close in May. The proceeds of the sale will be used to reduce the Company's debt and to bolster the Company's cash reserves, which have been negatively affected by the events of 1997. Mobile imaging operations do not conform with the Company's core business of fixed site MRI and multimodality imaging centers.

The Company also reported that it has filed for a 15 day extension with which to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and will report its results no later than April 15, 1998. This extension is primarily due to the complexity of accounting for the impairment of the goodwill charge discussed below, and the tax consequences thereof.

The Company expects to record a pre-tax charge during the fourth quarter of approximately $90 million related primarily to the impairment of goodwill of certain imaging centers acquired during 1995 and 1996. The impairment of goodwill is a non-cash charge.

Although definitive financial results are not yet available, the Company will post a loss for the year ended December 31, 1997. Net revenue and scan volume for the year, however, reached record levels.

Joseph A. Paul, President and Chief Executive Officer of US Diagnostic stated, "We have addressed the challenges of 1997, and the decisive changes which were effected on our Balance Sheet now enable the Company to deploy a four part strategy for growth:

/bullet/ Continue the cost reduction plan implemented in the first quarter of 1998. The cost reduction plan, now underway, includes a significant reduction in nonessential staff and other consolidation synergy, heretofore not applied. The aggregate reduction of these employee-related expenses is expected to save approximately $5 million annually. The Company continues to focus upon other efficiencies in its operations and expects to see significant improvement in the quarter ending March 31, 1998.

/bullet/ Divest non-core assets and focus upon our core business. In addition to the MDI transaction described above, the Company is currently reviewing other non-core assets and will pursue other such sales as warranted.

/bullet/  Refinance the Company's long term debt, and

/bullet/ once the first three steps have been accomplished, institute a sustained strategy of prudent acquisitions and new center development. While the resumption of significant acquisition activity is contingent upon the aforementioned growth strategy, the Company is continually pursuing the development of new imaging sites, which complement the Company's network strategy. Such sites include new state-of-the-art multimodality centers in Queens, NY, Wilkes Barre, PA, and Chatham, NJ, all opened or to be opened during the first and second quarters of 1998."

US Diagnostic Inc. is the leading provider of radiology services focused on the development, acquisition, operation and management of multi-modality diagnostic imaging centers and related medical facilities in the United States. The Company has locations in 18 states and owns or operates 111 fixed site diagnostic imaging facilities, provides mobile imaging services to 40 hospitals and manages 19 additional facilities.



Statements contained in this press release, which are not historical facts, are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to economic, competitive and other factors affecting the Company's operations, markets, expansion strategies, the remittance of payments by third party payors, adequate collection of accounts receivable, available financing, government regulations involving the Company, facts and events not known at the time of this press release, and other factors discussed in the Company's filings with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the results anticipated in the forward-looking information in this press release will, in fact, occur.

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